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                 September 3, 2020

       Giora Rozensweig
       Principal Executive Officer
       World Health Energy Holdings, Inc.
       1825 NW Corporate Blvd., Suite 110
       Boca Raton, FL 33431

                                                        Re: World Health Energy
Holdings, Inc.
                                                            Form 8-K/A Filed
July 30, 2020
                                                            File No. 000-30256

       Dear Ms. Rozensweig:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences